14046763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 36625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

Louisville	Kentucky	40205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L. Hargrove 502-451-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower

462 South Fourth Street	Louisville	Kentucky	40205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me,
in my presence, this 26th day of
February, 2014.

Signature

President & CEO
Title

Donna L. Kempf
Notary Public

Notary Expires: 10-6-16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Bank Services, Inc.
(a wholly-owned subsidiary of
Professional Bank Services, Inc.)

Financial Statements

Years Ended December 31, 2013 and 2012

Investment Bank Services, Inc.

Table of Contents
December 31, 2013 and 2012

Independent Auditor's Report

To the Board of Directors
Investment Bank Services, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) ("the Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

an independent member of
BAKER TILLY
INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900

888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 6, 2014

Investment Bank Services, Inc.
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 29,142	$ 30,475
Prepaid expenses	475	475
Total Assets	$ 29,617	$ 30,950
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1	1
Additional paid-in capital	55,999	55,999
Accumulated deficit	(26,383)	(25,050)
	29,617	30,950
Total Liabilities and Stockholder's Equity	$ 29,617	$ 30,950

See accompanying notes.

Investment Bank Services, Inc.
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues	$ 643,979	$ 317,320
Expenses		
Consultant fees to related party	41,000	104,982
Consultant fees	591,841	206,838
Accounting fees	5,500	5,250
Filing fees	4,879	4,776
Insurance	633	705
Taxes and licenses	1,600	1,600
	645,453	324,151
Loss from Operations	(1,474)	(6,831)
Interest Income	141	164
Net Loss	$ (1,333)	$ (6,667)

See accompanying notes.

Investment Bank Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Common Stock		Additional		
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2011	100	$ 1	$ 55,999	$ (18,383)	$ 37,617
Net loss	-	-	-	(6,667)	(6,667)
Balance at December 31, 2012	100	1	55,999	(25,050)	30,950
Net loss	-	-	-	(1,333)	(1,333)
Balance at December 31, 2013	100	$ 1	$ 55,999	$ (26,383)	$ 29,617

See accompanying notes.

Investment Bank Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities		
Net Loss	$ (1,333)	$ (6,667)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in:		
Prepaid expenses	-	72
Net Cash Used in Operating Activities	(1,333)	(6,595)
Decrease in Cash and Cash Equivalents	(1,333)	(6,595)
Cash and Cash Equivalents at the Beginning of the Year	30,475	37,070
Cash and Cash Equivalents at the End of the Year	$ 29,142	$ 30,475

See accompanying notes.

Investment Bank Services, Inc.
Notes to Financial Statements
December 31, 2013 and 2012

Note A - Nature of Organization and Operations

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP for non-government entities.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Independent Auditor's Report which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Revenue and Cost Recognition: Revenue associated with the sale or conversion of financial institutions is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. Expenses associated with service activities, such as consultant fees (see Note C), are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company.

6. Income Taxes: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2010 – 2013 tax years remain open and subject to examination

Note C - Related Party Transactions

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but often contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $41,000 and $104,982 during the years ended December 31, 2013 and 2012, respectively.

The Parent Company provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2013 and 2012, the Company has net capital, as defined, of $29,142 and $30,475, respectively, which is in excess of the minimum requirement for the Company of $5,000.

Note E - Concentrations of Risk

Two engagements represented 98% of total revenues for the year ended December 31, 2013. Three engagements represented 98% of total revenues for the year ended December 31, 2012.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

Note F - Consulting Agreement

The Company has an agreement with an unrelated party to provide services to the Company in connection with financial institution transactions. The agreement is cancellable with thirty days written notice, and payments are due upon collection of fees by the Company. Consultant fee expenses under this agreement were $591,841 and $206,838, during the years ended December 31, 2013 and 2012, respectively.

Supplementary Information
Required by Rule 17a-5 of
the Securities and Exchange Commission

Investment Bank Services, Inc.
Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2013 and 2012

	2013	2012
Net Capital		
Total Stockholder's Equity	$ 29,617	$ 30,950
Non-Allowable Assets		
Prepaid expenses	(475)	(475)
Net Capital	$ 29,142	$ 30,475

There are no differences between net capital as reported above for the years ended December 31, 2013 and 2012, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2013 and 2012.

See independent auditor's report.

Investment Bank Services, Inc.
Schedule 2 - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Years Ended December 31, 2013 and 2012

	2013	2012
Total Credit Items	$ -	$ -
Total Debit Items	-	-
Excess of Total Debits Over Total Credits	$ -	$ -

See independent auditor's report.

Investment Bank Services, Inc.
Schedule 3 - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013 and 2012

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type (Section (k)(1)(iv) and the Company does not have any transactions with registered investment companies. The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted/delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).

See independent auditor's report.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900
888.587.1719 | www.mcmcpa.com

an independent member of
BAKER TILLY
INTERNATIONAL

Kentucky
Indiana
Ohio

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 6, 2014

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

MCM
CPAs & Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors of
Investment Bank Services, Inc.

In accordance with Rule 17 a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Investment Bank Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Investment Bank Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. The procedure to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed was not applicable.

Independent Accountant's Report on Applying Agreed-Upon Procedures (Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 26, 2014